August 27, 2015

BY EDGAR

Ms. Jaime G. John
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549

RE:	Ladder Capital Corp Form 10-K for the fiscal year ended December 31, 2014 Filed March 6, 2015 File No. 1-36299

Form 10-Q for the quarterly period ended June 30, 2015 Filed August 6, 2015 File No. 1-36299

Dear Ms. John:

Ladder Capital Corp, a Delaware corporation (the “Company”), hereby responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 14, 2015 (the “Comment Letter”) in relation to the above-referenced filings.

Set forth below in this letter are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments and numbered each of the responses to correspond with the numbers of the comments in the Comment Letter. All references to page numbers correspond to the page numbers in the Company’s above-referenced filings.

U.S. Securities and Exchange Commission
Jaime G. John
August 27, 2015

Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”)

Combined Consolidated Statements of Income, page 115

1.
We note that your segment footnote allocates interest expense among each of your segments including your real estate segment. Please tell us the nature of the debt associated with the interest expense included in your real estate segment and describe to us your basis for including real estate interest expense within net interest income on your Statements of Income.

Response: In response to the Staff’s comment, the debt associated with the interest expense included in the Company’s real estate segment is comprised of first mortgage loans secured by properties in the Company’s real estate portfolio, as further described in Note 7 (Debt Obligations) of the Form 10-K in the sub-section entitled “Mortgage Loan Financing.” The combined consolidated balance sheets of the Company as of June 30, 2015 and December 31, 2014 respectively include $529.1 million and $447.4 million of such financings and, as the mortgage financings are secured specifically by the real estate portfolio, the Company specifically attributes such financings to the real estate segment.

Since its formation, the Company has relied on the Staff’s interpretive guidance in Staff Accounting Bulletin Topic 11k, which indicates that Article 9 and Guide 3, while applying literally only to bank holding companies, provide useful guidance to registrants with material lending activities, including mortgage REITs such as the Company. Further, many other mortgage REITs provide Article 9 presentations in their SEC filings. As such, and in accordance with the guidance in Article 9, the combined consolidated statements of income of the Company use a “net interest income” presentation.  All the Company’s interest expense, therefore, including interest expense associated with our real estate segment, are presented as part of net interest income on the Company’s combined consolidated statements of income.

Note 8. Fair Value of Financial Instruments, page 156

2.
Please tell us the consideration you gave to the disclosure required by ASC 820-10-50-2(bbb) and 50-2(g). In this regard, we note the disclosure on page 127 regarding your policies associated with information obtained from third party pricing services. However, we further note your disclosure on page 156 indicating that your fair value methods include internal models and discounted cash flow models.

Response: The Company has considered the disclosures required by ASC 820-10-50-2(bbb) and 50-2(g) and believes the disclosures in Note 8 to the Form 10-K satisfies these requirements.  Since its inception, the Company has not encountered significant variation between its own values and the values obtained from the various pricing sources. In the extremely limited occasions where the prices received represented a challenge to the

U.S. Securities and Exchange Commission
Jaime G. John
August 27, 2015

Company’s valuation, the challenge resulted in the prices provided by the pricing services being updated to reflect current market updates or cash flow assumptions consistent with the Company’s models. The lack of significant variation and challenges are directly related to the liquidity and transparency of the securities that constitute the portfolio.

In addition, while the Company obtains third party pricing to validate its internal models, because the Company utilizes those internal models as the primary source for pricing information, it does not qualify for the third party pricing service exception. Accordingly, upon further consideration, the Company proposes to prospectively include additional required quantitative disclosures under ASC 820-10-50-2(bbb) regarding significant unobservable inputs for its Level 3 investments carried at fair value on its combined consolidated balance sheets commencing in the Company’s Form 10-Q for the quarter ended September 30, 2015.

In addition, the Company intends to revise the disclosures regarding its fair value of financial investments to include information substantially as follows in future periodic reports:

The Company utilizes an internal model as its primary pricing source to develop its prices for its CMBS and U.S. Agency Securities, which are tested against the third-party prices received. The Company may also develop a price for a security based on its direct observations of market activity and other observations. To corroborate its own valuations, the Company requests prices for each of its CMBS and U.S. Agency Securities investments from three different sources. Typically, at least two prices per security are obtained. The Company may occasionally utilize broker quotes as a price validation; however, since broker quotes are non-binding, the Company does not consider them to be a primary source for valuation.

Form 10-Q for the quarterly period ended June 30, 2015

Note 2. Significant Accounting Policies

Debt Issuance Costs, page 18

3.
We note your conclusion that repurchase facilities are a form of revolving debt arrangements and therefore you continue to defer and amortize issuance costs ratably over the term of the arrangement. Please tell us the amount of debt issuance costs related to your repurchase arrangements and provide us with additional details regarding your conclusion.

U.S. Securities and Exchange Commission
Jaime G. John
August 27, 2015

Response: In response to the Staff’s comment, unamortized debt issuance costs related to revolving debt arrangements, as of June 30, 2015, were $3.0 million. The Company has entered into committed, multi-year loan master repurchase agreements to finance its lending activities and, in doing so, incurred upfront issuance and structuring costs that it continues to defer and amortize ratably over the term of the respective arrangements. These term repurchase facilities function more like secured revolving lines of credit with securities and loans as collateral than term loans. The borrowings under these facilities, which are committed up to a stated amount, are utilized based on the Company’s liquidity needs at points in time and advances are provided and repaid without reducing the remaining borrowing capacity over the term.

In future filings, the Company intends to clarify why it believes its loan master repurchase facilities are considered to be revolving credit facilities. The Company also intends to include disclosure in future filings to indicate the amount of deferred costs relating to these arrangements.  Those disclosures will be substantially as follows:

As discussed within Note 2, the Company considers its committed loan master repurchase facilities, borrowings under credit agreement and revolving credit facility to be revolving debt arrangements. As such, the Company continues to defer and present costs associated with these facilities as an asset, subsequently amortizing them ratably over the term of each revolving debt arrangement. As of September 30, 2015, the amount of unamortized costs relating to such facilities total $X.X million.

*  *  *  *  *

U.S. Securities and Exchange Commission
Jaime G. John
August 27, 2015

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 212-715-3170 should you require further information or have any questions.

Very truly yours,

/s/ Marc Fox
Marc Fox Chief Financial Officer Ladder Capital Corp